UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING


(Check one):  / /Form 10-K  / /Form 20-F  / /Form 11-k  /X/Form 10-Q
              / /Form N-SAAR


For the Period Ended: March 31, 2002


/ / Transition Report on FOrm 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

Sideware Systems Inc.
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Full Name of Registrant


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Former Name if Applicable


7900 Westpark Drive, Suite T-300
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Address of Principal Executive Office (Street and Number)

McLean, VA  22102
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City, State and Zip Code

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PART II -- Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  / / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion therreof will be filed on or before the fifth calendar day following the prescribed due date; and

  / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Completion of the Form 10-Q for the three month period ended
March 31, 2002 (the Form 10-Q) has taken additional time principally due to the focusing of substantial attention of the Company's management to the satisfaction of remaining closing conditions of the pending significant acquisition of KnowledgeMax, Inc. and preparing adequate and complete disclosure regarding KnowledgeMax, Inc. for inclusion in the Form 10-Q.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    James L. Speros          (703)             437-9002
         (Name)           (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).
    /X/ Yes   / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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    EXPLANATION OF ANTICIPATED CHANGE:

    On September 7, 2001 the Company completed the acquisition of a 66.7% interest in the Chalk Group of Companies. The financial statements to be presented in this report include the operations of the Chalk Group, which have been consolidated in the Company's financial statements with effect from the date of acquisition.

    During September 2001 the Company also suspended efforts to sell its electronic Customer Relationship Management ("eCRM") software, which the Company had been unable to market successfully, and discontinued its business activities in this business segment. Accordingly, development of the business of the Chalk Group is currently the Company's principal business activity. Operating results relating to the eCRM software business are included in the net loss from discontinued operations reported in the Company's financial statements for the three month periods ended March 31, 2002 and 2001.

    On December 7, 2001, the Company entered into an agreement and Plan of Merger with KnowledgeMax, Inc. ("KnowledgeMax"). On
    March 20, 2002, shareholders' approval was obtained for the merger. However there are a number of significant closing conditions which have still not been satisfied.

    The results of operations reported for the three month period ended March 31, 2002 will differ significantly from the results reported for the corresponding period from the last fiscal year as a result of the acquisition of an interest in the Chalk Group and the classification of the Company's eCRM business as a discontinued operation.

    The Company expects to report sales revenue from continuing operations for the three month period ended March 31, 2002 of approximately $336,000 (as compared to $0 for the three month period ended
    March 31, 2001 as the eCRM revenue is to be classified as a discontinued operation for this period).

    The Company expects to report a loss from continuing operations for the three month period ended March 31, 2002 of approximately $1,110,000
    (as compared to a loss of approximately $1,529,000 for the three month period ended March 31, 2002).

    The Company expects to report a comprehensive loss for the three month period ended March 31, 2002 of approximately $1,109,000 (as compared to a loss of approximately $4,339,000 for the three month period ended March 31, 2002).

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                           Sideware Systems Inc.
                           ---------------------
                (Name of Registrant as Specified in Charter)



has caused this notification to be signed on its behalf by the undersigned, hereunto duly authorized.



Dated:  May 16, 2002        By:  /s/ James L. Speros
                                 -----------------------------------
                                 James L. Speros
                                 President and Chief Executive Officer


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